Telephone: +852 2826 8688 Facsimile: +852 2522 2280 WWW.SULLCROM.COM Partners M. G. DESOMBRE • C. Y. Lin • J. J. Logie • K. I. NG • G. Wong

20 th Floor

Alexandra House
18 Chater Road, Central

Hong Kong

with affiliated offices in

Beijing • Melbourne • Sydney • Tokyo

Brussels • Frankfurt • london • paris

los angeles • New York • Palo Alto • washington, D.C.

September 19, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Matthew Derby

Joshua Shainess

Melissa Kindelan

Christine Dietz

Re:	Perfect Corp.

Amendment No. 4 to Registration Statement on Form F-4

Filed August 29, 2022

File No. 333-263841

Ladies and Gentlemen:

Perfect Corp. (the “Company”) has filed today, via EDGAR, this letter and the Amendment No. 5 to the Company’s registration statement on Form F-4 (the “Amendment No. 5”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed the Amendment No. 4 to its registration statement on Form F-4 on August 29, 2022 (the “Amendment No. 4”) with the Commission. The Amendment No. 5 has revised the Amendment No. 4 to reflect the Company’s responses to the comment letter to the Amendment No. 4, dated September 14, 2022, from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment No. 5.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell LLP, a limited liability partnership established under the laws of the State of New York

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No. 5 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Amendment No. 4, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Amendment No. 4; the page numbers in the Company’s responses refer to page numbers in the Amendment No. 5.

Summary of the Proxy Statement/Prospectus

Recent Developments, page 58

1.	Please revise the disclosure in this section to remove any implication that investors should not rely on the information presented. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results.

Response:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Amendment No. 5 has included the unaudited financial statements of Perfect, the corresponding management discussion and analysis as well as available operating data, and the unaudited pro forma condensed combined financial information, in each case as of and for the six months ended June 30, 2022. Accordingly, the Company has removed the “Recent Developments” subsection from the section titled “Summary of the Proxy Statement/Prospectus” .

Goldman Sachs Asia has resigned from its advisory role for Perfect in connection with the Business Combination..., page 97

2.	Revise to clarify why Perfect requested that Goldman Sachs Asia resign from its role as financial advisor to Perfect in connection with the Business Combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 33, 55, 95, 96 and 147 of the Amendment No. 5.

3.	Please provide us with any correspondence between Goldman Sachs Asia and Perfect relating to Goldman Sachs Asia’s resignation.

Response:

The Company acknowledges the Staff’s comment and has separately provided to the Staff the email correspondence, dated August 18, 2022, from Goldman Sachs Asia to Perfect, with respect to the resignation of Goldman Sachs Asia and the termination of GS Engagement Letter.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

4.	We note your disclosure that Goldman Sachs Asia “received drafts of this prospectus/proxy statement prepared by Provident and Perfect and provided limited comments in the ordinary course.” Please discuss with more specificity the nature the comments and analysis provided by Goldman, including but not limited to the disclosure regarding the financial analyses prepared by Perfect’s management and reviewed by the board of directors of Provident or the projected financial information of Perfect.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 96 and 148 of the Amendment No. 5.

Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of the Business Combination, page 193

5.	We note you removed certain disclosure regarding the Shareholder Earnout Shares that had stated the shares are contingently issuable and are accounted for as potential contingent payment arrangements in the pro forma financial statements. We also note you no longer reflect the impact of this earnout in pro forma adjustments (L) and (DD); however, on page 186 and elsewhere, you still indicate that the IFRS 2 expense considers the estimated share-based contingent payments of Shareholder Earnout Shares. Please tell us the reason for the change in the pro forma adjustments and how this revised presentation accurately reflects the impact of the arrangements. To the extent the terms of the earnout arrangements changed, revise your disclosures accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 185 of the Amendment No. 5 and respectfully advises the Staff that a separate adjustment for the earn-out charge to the Perfect shareholders is not necessary given the way the Company has used the publicly-quoted share price of Provident to derive the fair value of the Provident shares, and that in theory already reflects the fair value of the shareholder earnout shares that form a part of the merger agreement.

Provident and Perfect considered the earnout arrangement in connection with the derivation of listing charge to be recognized in accordance with the IFRS 2, “Share-based Payment,” and determined that the fair value of the Earnout Shares to be allocated to Provident’s shareholders should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. Under IFRS 2, to account for the share-based payment, the deemed shares issued by Perfect (that is, the consideration for the acquisition of Provident), are recognized at fair value and compared to the fair value of the net assets of Provident. Any difference between the fair value of the shares deemed issued by Perfect and the fair value of the net assets of Provident represents a service received by Perfect (i.e., a listing service). No portion of this listing service as a result of the share-based payment is considered to be a cost of raising capital.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

The fact that Perfect is deriving the value of the consideration by reference to the more readily determinable public share price of Provident renders any adjustment/consideration of the value of earnout to Perfect unnecessary (because we believe the value is theoretically reflected in the public share price pre-consummation). More specifically, the Company concluded that any value that may accrue to the benefit of the Perfect shareholders (and, consequently, to the detriment of the Provident shareholders) as a result of the earnout arrangement, assuming the terms are known to the market, would also be reflected in the share price of Provident prior to consummation.

Accordingly, Perfect determined that the publicly-quoted share price of Provident would theoretically reflect the incremental fair value that the Earnout arrangements will generate for Provident’s public shareholders and would also theoretically reflect the reduction in value that may result to Provident’s shareholders for any value of the Earnout Shares that is retained by the Perfect’s shareholders given the public investors would fully utilize the announced information to make their decision. As such, the Company concluded that no additional adjustment is warranted to the fair value of consideration issued in deriving the deemed cost of the listing services in Adjustment (K) and (DD) of the pro forma financial statements.

* * *

If you would like to discuss any aspect of the Amendment No. 5, please contact Ching-Yang Lin at +852-2826-8606 or by email(linc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin Partner Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)

Alice H. Chang, Chief Executive Officer of Perfect Corp.

Michael Aw, Chief Executive Officer of Provident Acquisition Corp.

James C. Lin, Esq., Partner

Howard Zhang, Esq., Partner

Davis Polk & Wardwell LLP

Alan Chien, Partner

PricewaterhouseCoopers Taiwan